CORRESP.

                             [LCG letterhead]




May 13, 2005

Via EDGAR

Joyce Sweeney
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

     Re:    Laurel Capital Group
            Form 10-K filed September 28, 2004
            Form 10-Q filed November 15, 2004
            Form 10-Q filed February 14, 2005
            File No. 000-23010

Dear Ms. Sweeney,

   By letter dated March 29, 2005 (the "Staff letter"), the Staff of the Securities and Exchange Commission (the "Commission") submitted a series of comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended June 30, 2004 (the "Form 10-K") and the Forms 10-Q for the quarters ended September 30, 2004 and December 31, 2004 ("Forms 10-Q") of Laurel Capital Group, Inc. (the "Company"). For the reasons set forth below, the Company does not believe the disclosure in the Form 10-K or the Forms 10-Q needs to be revised or amended in response to the Staff's comments. However, the Company notes those comments (comments No. 1, 4 and 5) which will be applicable for future filings and which will be complied with commencing with the Form 10-Q for the quarter ended March 31, 2005. For ease of reference, the Staff's comments from the Comment Letter are reproduced below in bold-face type and the responses thereto follow.

Form 10-K, June 30, 2004:
-------------------------

Consolidated Statement of Cash Flows - page 10
----------------------------------------------

1. In future filings, beginning with your March 31, 2005 Form 10-Q, please separately quantify purchases of mortgage loans. Refer to paragraph 21 of SFAS 104.

Joyce Sweeney
May 13, 2005
Page 2 of 5


   Please be advised that commencing with the Company's Form 10-Q for the quarter ended March 31, 2005, the Company will comply with the Staff's comment and separately quantity purchases of mortgage loans in its statement of cash flows.

Note 2 - Investment Securities - pages 15 - 17
----------------------------------------------

2. Please supplementally tell us how you determined that your available-for-sale equity securities were not other-than-temporarily impaired. Refer to SAB Topic 59 and provide us with your comprehensive analysis as of June 30, 2004 and December 31, 2004. We may have further comment.

   The Company has three equity securities classified as available-for-sale with unrealized losses in excess of 12 months. In determining whether declines in the market value of the Company's available-for-sale equity securities are other-than-temporary, management considers various factors on a monthly basis. Factors considered include known market or economic reasons for the decline, credit quality of the investment, historical trends in the market value of the investments involved, the Company's intent with respect to the investment (i.e., does it intend and does it have the capacity to hold the investment indefinitely), the amount of the unrealized loss in relation to the amount of the investment and the ability to hold the investment for a length of time necessary for the anticipated recovery of the market value.

   The largest investment of the three consists of shares in the Shay Financial Adjustable Rate Mortgage Fund that had a book value of $23.3 million at June 30, 2004 and $23.6 million at December 31, 2004. The market value at June 30, 2004 and December 31, 2004 was $23.0 million and $23.3, respectively, resulting in unrealized losses of approximately $290,000 or 1.24% of book value and approximately $313,000 or 1.33% of book value at June 30, 2004 and December 31, 2004, respectively. The Company began investing in this fund in 1993 and made its last direct purchase in March 1998. Approximately $4.4 million of additional investment in the fund resulted from the Company's acquisition of SFSB Holding Company ("SFSB") on March 28, 2003. The underlying assets in the fund are adjustable-rate mortgages and mortgage securities. The fund is rated four stars by Morningstar and AAAf by Standard & Poor's. The Company utilizes the fund as part of its asset/liability management due to its adjustable-rate feature and higher yields compared to alternative short-term liquid investments. The Company has always reinvested the monthly dividends earned on the fund and has never liquidated any of its shares. The net asset value of the fund is directly affected by fluctuations in mortgage interest rates and historically has decreased as interest rates fall and increased as interest rates rise. Historically, the net asset value has recovered and either reached or exceeded the Company's book value. Given the historic net asset value trends, the credit rating of the fund, the Company's purpose for investing in the fund and its ability to hold the fund during changing interest rate cycles, the Company believes the decline in the funds market value to be temporary. To assist the Staff's review of this matter, attached as Exhibit A hereto is a table setting forth the net asset values and yields earned on the fund as of specified dates and comparing such values to the Federal Funds Rate for the same dates. Please note that the net asset values and

Joyce Sweeney
May 13, 2005
Page 3 of 5


   yields have tended to track the movements in the Federal Funds Rate and thus, as market rates of interest increase, the Company expects and believes that the net asset value and yield on the fund will also increase.

   The second largest investment is a $1.0 million investment in the CRAFund's Community Reinvestment Act ("CRA") Qualified Investment Fund whose underlying investments are high credit quality bonds and other debt securities that meet federal regulators' guidelines as "qualified" CRA investments under the Community Reinvestment Act. The market value of this fund at June 30, 2004 and December 31, 2004 was $964,000 and $982,000, respectively, resulting in unrealized losses of $36,000 or 3.6% of book value and $18,000 or 1.8% of book value at June 30, 2004 and December 31, 2004, respectively. The Company has been invested in this fund since December 2002 and uses the fund as part of its CRA investment requirement. The market value of this fund is also affected by changes in interest rates and, depending on the composition of the fund at any given time, can fluctuate from month to month. Given the Company's purpose for investing in the fund and its ability to hold the fund during changing interest rate cycles, the Company believes the decline in this fund's market value to be temporary.

   The third investment is a $220,000 investment in Scudder Kemper's U.S. Government Securities Fund that was acquired in the Company's acquisition of SFSB. The market value of this fund at June 30, 2004 and December 31, 2004 was $212,000 and $216,000, respectively, resulting in unrealized losses of $8,000 or 3.6% of book value and $4,000 or 1.8% of book value at June 30, 2004 and December 31, 2004, respectively. Given the Company's ability to hold the fund during changing interest rate cycles, the Company believes the decline in this fund's market value to be temporary.

Note 18 - Acquisition - pages 31 & 32
-------------------------------------

3. Please supplementally provide us with a brief analysis explaining why the pro forma net income for fiscal year 2003 is significantly less than the respective reported amount. Describe the items that had a continuing impact on the consolidated results of operations for fiscal year 2004. For items that did not have a continuing impact, please describe the nature of the items and explain why there was no continuing impact.

   As noted, the Company prepared and set forth pro forma income statement data with respect to the acquisition of SFSB Holding Company ("SFSB") in
   Note 18 to its audited consolidated financial statements set forth in the Company's Annual Report to Stockholders for the fiscal year ended June 30, 2004 (the "Annual Report") attached as an exhibit to the Form 10-K. In accordance with Article 11 of Regulation S-X, the pro forma information presented assumed the acquisition of SFSB had occurred at the beginning of the relevant periods presented. However, as the Staff is aware from the information set forth in Note 18, the acquisition of SFSB occurred on March 28, 2003 and thus the Company's actual results of operation for the fiscal year ended June 30, 2003 only included slightly more than three (3) months of combined results, not the 12 months assumed in the

Joyce Sweeney
May 13, 2005
Page 4 of 5

   pro forma presentation. Since under generally accepted accounting principles the Company can only include SFSB's operations in the Company's results for periods subsequent to the completion of the acquisition, the Company's actual net income for fiscal 2003 was substantially more than the pro forma presentation set forth in Note 18.

   The acquisition of SFSB was accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141. As a result, the Company recorded goodwill of $2.2 million and an identifiable intangible (core deposit premium) of $2.0 million. The core deposit premium is being amortized over a period of 10 years using the accelerated method. The amortization schedule related to the core deposit intangible is set forth in Note 19 to the Company's consolidated financial statements set forth in the Annual Report.

   The only two items which had a material impact on the Company's results of operation for the fiscal year ended June 30, 2004 were the amortization of the core deposit intangible (which is a non-cash item) and the payment of consulting fees for the two former officers of SFSB who agreed to provide consulting services to the Company and its wholly owned subsidiary for a period of 12 months subsequent to completion of the acquisition. The consulting contracts expired in March 2004 and all payments due thereunder were completed in such month. The $2.2 million of goodwill is recorded as an asset and unless it is deemed impaired as a result of its annual impairment test under SFSB No. 141, it will have no income statement impact. Goodwill was not deemed impaired upon review and testing in fiscal 2004.

Management's Discussion & Analysis
----------------------------------

General
-------

4. In future filings, beginning with your March 31, 2005 Form 10-Q, please discuss your critical accounting policies and estimates, the judgments and uncertainties affecting the application of those policies and estimates, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Consider discussing your policies and estimates as it relates to your allowance for loan losses and determining whether investment securities have other than temporary impairments. Refer to Section V of SEC Release No. 33-8350.

   Please be advised that commencing with the Company's Form 10-Q for the quarter ended March 31, 2005, the Company will set forth in a separately captioned subsection of "Management's Discussion and Analysis" a discussion of the Company's critical accounting policies. The provisions of Section
   V of the Commission's Release No. 33-8850 are noted.

Provision for Loan Losses - page 43
-----------------------------------

5. In future filings, beginning with your March 31, 2005 Form 10-Q, please describe the underlying reasons for the changes in asset quality and other factors

Joyce Sweeney
May 13, 2005
Page 5 of 5


     that impacted your provision and allowance for loan losses for each period presented. For example, explain why non-accrual loans increased significantly as of June 30, 2004 and how that impacted the determination of your provision and allowance for loan losses.

     The Company will comply with the Staff's comment commencing with its Form 10-Q for the quarter ended March 31, 2005 and provide additional detail regarding its provision and allowance for loan losses.

                                  *  *  *

In connection with this response to the Staff's comments as set forth in the Comment Letter, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Forms 10-Q;

     * staff comments or changes to disclosure made in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Forms 10-Q; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing responds sufficiently to the Staff's comments as set forth in the Comment Letter. Please do not hesitate to contact John A. Howard, Chief Financial Officer, or me at (412) 487-7404 if you have additional questions concerning this matter.

                              Sincerely,

                              /s/Edwin R. Maus

                              Edwin R. Maus
                              President and Chief Executive Officer

cc:  Ben Phippin, Staff Accountant
     Philip R. Bevan, Esq.

            SHAY ARM FUND PERFORMANCE


             NET ASSET     FUND     FED FUNDS
    DATE       VALUE       YIELD      RATE
    ----     ---------     -----    ---------

 12/31/1992    9.95        4.52%      3.00%
 3/31/1993     9.99        4.35%      3.00%
 6/30/1993    10.02        4.43%      3.00%
 9/30/1993    10.03        4.23%      3.00%
 12/31/1993    9.99        4.23%      3.00%
 3/31/1994     9.93        4.12%      3.50%
 6/30/1994     9.83        4.62%      4.25%
 9/30/1994     9.80        5.21%      4.75%
 12/31/1994    9.72        5.82%      5.50%
 3/31/1995     9.86        6.30%      6.00%
 6/30/1995     9.94        6.34%      6.00%
 9/30/1995     9.93        6.45%      5.75%
 12/31/1995    9.97        6.23%      5.50%
 3/31/1996     9.94        5.96%      5.25%
 6/30/1996     9.92        6.05%      5.25%
 9/30/1996     9.93        6.05%      5.25%
 12/31/1996    9.95        6.38%      5.25%
 3/31/1997     9.95        6.22%      5.50%
 6/30/1997     9.98        6.13%      5.50%
 9/30/1997    10.00        6.12%      5.50%
 12/31/1997    9.98        6.03%      5.50%
 3/31/1998     9.97        5.87%      5.50%
 6/30/1998     9.94        5.81%      5.50%
 9/30/1998     9.95        5.64%      5.25%
 12/31/1998    9.92        5.68%      4.75%
 3/31/1999     9.92        5.36%      4.75%
 6/30/1999     9.89        5.39%      5.00%
 9/30/1999     9.85        5.55%      5.25%
 12/31/1999    9.84        5.92%      5.50%
 3/31/2000     9.84        6.13%      6.00%
 6/30/2000     9.82        6.59%      6.50%
 9/30/2000     9.84        6.74%      6.50%
 12/31/2000    9.89        6.78%      6.50%
 3/31/2001     9.94        6.14%      5.00%
 6/30/2001     9.93        5.41%      3.75%
 9/30/2001     9.95        4.58%      3.00%
 12/31/2001    9.95        3.59%      1.75%
 3/31/2002     9.93        3.23%      1.75%
 6/30/2002     9.95        3.39%      1.75%
 9/30/2002     9.96        3.18%      1.75%
 12/31/2002    9.96        2.60%      1.25%
 3/31/2003     9.95        2.41%      1.25%
 6/30/2003     9.94        2.26%      1.00%
 9/30/2003     9.89        2.24%      1.00%
 12/31/2003    9.89        2.29%      1.00%
 3/31/2004     9.89        2.35%      1.00%
 6/30/2004     9.83        2.36%      1.25%
 9/30/2004     9.83        2.60%      1.75%
 12/31/2004    9.82        2.80%      2.25%